January 29, 2010

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Attn: Paul Fischer, Staff Attorney

Re: Applied Signal Technology, Inc.
Form 10-K for the fiscal year ended October 31, 2009
Filed January 12, 2010

Subject: Comment Letter, dated January 29, 2010

Dear Mr. Fischer:

Comment: We note that your “management reviews revenues and costs on an individual contract basis”. Please tell us whether the “individual contracts” have discrete financial information; and if so, why they would not be considered operating segments in accordance with ASC 280-10-50-1. Also, explain to us your consideration of this literature when determining if the recently acquired Pyxis operations is a separate operating segment.

We appreciate the Commission’s comments regarding our recently filed Form 10-K. We would like to clarify the reference made to “management” in the section of our filing you have cited. We were specifically referring to “project management”, who, as part of their daily responsibilities, review individual contracts, assess performance and take appropriate actions to effectively manage the contracts, as well as to support our accounting for contract revenues. However, senior management, including our CEO, does not routinely review individual contracts. To avoid any misunderstandings, we will be more specific in future filings regarding this point.

As you know, ASC 280-10-50-1 defines an operating segment as “a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.”

We respectfully submit that our individual contracts do not meet any of the criteria to be considered operating segments.

We enter into several hundred individual contracts with our customers every year, most of which require us to design, develop, manufacture, and/or modify our complex products, and perform related services according to specifications provided by the customer. Generally the length of our customer contracts is less than twelve months. Many of these contracts are individual delivery order contracts within the larger framework of an indefinite delivery/indefinite quantity (IDIQ) contract. Some of these IDIQ contracts span multiple years, but all can be terminated at any time for the convenience of our customers.

As noted in our financial statements, nearly all of our contracts are accounted for under ASC 605-35 Construction-Type and Production-Type Contracts. While direct labor and material costs are charged to each contract as incurred, for every dollar of direct cost charged we allocate indirect costs including overhead, general and administrative, and certain material burden. The majority (approximately two-thirds) of our contract costs are allocations that are not directly attributable or traceable to specific contract activities but rather support our overall production activities. Thus relative to the characteristics defining an operating segment noted above under points a. and c. of ASC 280-10-50-1, the vast majority of contract expenses are allocations of indirect costs. Due to these allocations, we cannot prepare meaningful discrete financial information for each individual contract. However, these allocations are necessary to properly account for contract revenue in accordance with ASC 605-35 and are consistent with the United States government federal acquisition regulations.

We acquired Pyxis Engineering (“Pyxis”) in late 2009. Pyxis provides customized software development to the United States government similar to the services already offered by AST. In addition, the acquired Pyxis contracts are similar to those AST has with the U.S. Government for similar software development services. We have integrated Pyxis, including the administrative and financial reporting processes, into our existing operating structure. As a result of this integration, discrete financial information is no longer available for the former Pyxis operations. Thus for the same reasons noted above, the related contracts do not represent a separate operating segment.

Applied Signal Technology, Inc. acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the comment set forth in the Comment Letter. Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (408)749-1888.

Yours truly,
Applied Signal Technology, Inc.,

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer